MERIDIAN FUND, INC.

AMENDMENT NO. 1 TO

INVESTMENT MANAGEMENT AGREEMENT

AND SERVICES AGREEMENT

THIS AMENDMENT NO. 1, dated May 10, 2022 (the “Amendment”) to the Investment Management Agreement and Service Agreement dated as of September 5, 2013 between Meridian Fund, Inc., a Maryland corporation (the “Corporation”) and Arrowpoint Asset Management, LLC (now known as ArrowMark Colorado Holdings, LLC), a Delaware limited liability company (the “Investment Adviser”), as amended (the “Agreement”).

WHEREAS, the Corporation is registered as an open-end, management investment company under the Investment Company Act of 1940, as amended;

WHEREAS, the Corporation has retained the Investment Adviser to furnish investment advisory and other services to the Corporation for each series of the Corporation, including the Meridian Contrarian Fund (the “Contrarian Fund”);

WHEREAS, the parties seek to amend the Agreement to reflect a revised Schedule of Fees for the Meridian Contrarian Fund;

NOW THEREFORE, in consideration of the promises and mutual covenants herein contained, it is agreed between the parties hereto as follows:

1.	Amendment.

The “Schedule of Fees Meridian Contrarian Fund” to the Agreement is deleted in its entirety and replaced by the revised Schedule of Fees attached hereto.

2.	No Other Changes.

Except as amended by this Amendment, the Agreement remains in full force and effect.

3.	Miscellaneous.

The captions in this Amendment are included for convenience of reference only and in no way define or delimit any of the provisions hereof or otherwise affect their construction or effect. If any provision of this Amendment shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of this Amendment shall not be affected thereby. This Amendment shall be binding and shall inure to the benefit of the parties hereto and their respective successors and shall be governed by Colorado law.

(signature page follows)

SCHEDULE OF FEES

MERIDIAN CONTRARIAN FUND

With respect to the Meridian Contrarian Fund series, the fee for each one-month period from the effective date referred to above shall be the amount obtained by computing the Net Asset Value of the Portfolio as of the close of business on each business day, computing the total of such figures on the last day of each month and multiplying the resultant total Net Asset Value by 1/365 of the applicable annual fee rate indicated below. This fee shall be payable upon receipt ofthe Fee Statement.

Fund Assets Under Management	Incremental Management Fee
On all sums from $0 through	1.00%per Annum
$750 million
On all sums in excess of $750	0.75%per Annum
million through $800 million
On all sums in excess of $800	0.70%per Annum
million through $850 million
On all sums in excess of $850	0.65%per Annum
million through $900 million
On all sums in excess of $900	0.60% per Annum
million through $950 million
On all sums in excess of $950	0.55%per Annum
million through $1 billion
On all sums in excess of $1	0.50%per Annum
billion

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their officers designated below as of the day and year first above written.

MERIDIAN FUND, INC., a Maryland corporation

BY:
TITLE:

ARROWMARK COLORADO HOLDINGS, LLC, a
Delaware limited liability company

BY:
TITLE: